MabVax Therapeutics Holdings, Inc.
11588 Sorrento Valley Road, Ste. 20
San Diego, CA 92121

September 25, 2015

VIA EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler Scot Foley Bryan Pitko

Re:	MabVax Therapeutics Holdings, Inc. Registration Statement on Form S-1/A File No. 333-204803

Ladies and Gentlemen:

On September 23, 2015, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MabVax Therapeutics Holdings, Inc. (the “Company”) requested that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on September 25, 2015, or as soon thereafter as possible.  The Company hereby withdraws the foregoing request for acceleration of effectiveness at this time.

MABVAX THERAPEUTICS HOLDINGS, INC.

By:  /s/ J. David Hansen
Name: J. David Hansen
Title:  Chief Executive Officer